UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-35216

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UTSTARCOM HOLDINGS CORP.

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4th Floor, South Wing, 368 Liuhe Road,
Binjiang District, Hangzhou
P.R. China
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

/s/ Eric Lam
Name: Eric Lam
Title: VP of Finance

Date: April 28, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release regarding UTStarcom Announces Resignation of Vice President of Finance

Exhibit 99.1

UTStarcom Announces Resignation of Vice President of Finance

Hangzhou, April 28, 2020 – UTStarcom (“UTStarcom” or “the Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced that Mr. Eric Lam, is resigning as Vice President of Finance for personal reasons, effective May 31, 2020.   Mr. Dan Xie, Director of Finance, has been named as Eric’s successor.  The Company noted that Eric's departure is not related to any issues or disagreements regarding the Company's financial disclosures, accounting policies and practices.

Mr. Lam has served as UTStarcom's Vice President of Finance since October 2016, overseeing the Company’s global finance and accounting function.  He previously held various senior financial management positions with the Company supporting sales and global supply chain operations for more than a decade.

Mr. Xie joined the Company in April 2012 and has taken various management positions in the finance department, including treasury, tax, technical accounting, internal audit and compliance.  Mr. Xie has over ten years of experience in corporate finance and public practice, as well as nine years of experience in IT fields. Before joining the Company, Mr. Xie worked as an auditor at Levi, Yetnikoff Chartered Accountants. Earlier in his career Mr. Xie worked as IT manager in Guosen Securities Company and Ping An Securities Company.

Mr. Xie is a Chartered Professional Accountant, Chartered Accountant (CPA, CA) of Canada. Mr. Xie received a Graduate Diploma in Public Accountancy from McGill University's Desautels Faculty of Management in 2008, a Master of Engineering degree in System Engineering from Huazhong University of Science and Technology in 1996, and a Bachelor of Engineering degree in Automatic Control from Xi'an Jiaotong University in 1993.

Dr. Zhaochen Huang, UTStarcom’s Acting Chief Executive Officer, commented, “On behalf of the Board of Directors and our employees, we wish Eric all the best and thank him for his outstanding service and contributions.  In addition, I am pleased to congratulate Dan on his new assignment. I’m confident that Dan will be a strong successor to Eric"

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

In China

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com